SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                             (Amendment No. _____)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Kingsway Financial Services Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    496904103
                                    ---------
                                 (CUSIP Number)

                               Terence M. Kavanagh
                       45 St. Clair Avenue West, Suite 400
                        Toronto, Ontario, Canada M4V 1K9
                            Telephone: (416) 923-1477

                                 with a copy to:
                             Daniel P. Raglan, Esq.
                              Torys LLP, 20th Floor
                                 237 Park Avenue
                            New York, New York 10017
                            Telephone: (212) 880-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 2009
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13(d)-1(g),
check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 496904103                 13D
--------------------------------------------------------------------------
(1)  Name of Reporting Persons. IRS Identification
     Nos. of Above Persons (entities only)

     Oakmont Capital Inc.
--------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) (X)
    (b) ( )
--------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e). ( )

--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Ontario, Canada
--------------------------------------------------------------------------
                                 (7)   Sole Voting Power

                                       3,275,000
                                ------------------------------------------
          Number of              (8)   Shared Voting Power
     Shares Beneficially
           Owned                       0
          by Each               ------------------------------------------
         Reporting               (9)   Sole Dispositive Power
         Person With
                                       3,275,000
                                ------------------------------------------
                                (10)   Shared Dispositive Power

                                       0
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,548,500 (See Item 5 herein)
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11)

     Excludes Certain Shares (See Instructions) ( )
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.44% (See Item 5 herein)
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------

CUSIP NO. 496904103                      13D

--------------------------------------------------------------------------
(1)  Name of Reporting Persons. IRS Identification
     Nos. of Above Persons (entities only)

     E.J.K. Holdings Inc.
--------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) (X)
    (b) ( )
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ( )

--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Ontario, Canada
--------------------------------------------------------------------------

                                (7)     Sole Voting Power

                                        24,000
                               -------------------------------------------
           Number of            (8)     Shared Voting Power
      Shares Beneficially
            Owned                       3,275,000
           by Each             -------------------------------------------
          Reporting             (9)     Sole Dispositive Power
          Person With
                                        24,000
                               -------------------------------------------
                                (10)    Shared Dispositive Power

                                        3,275,000
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,548,500 (See Item 5 herein)
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions) ( )

--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.44% (See Item 5 herein)
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------

CUSIP NO. 496904103                      13D
---------------------------------------------------------------------------
(1)  Name of Reporting Persons. IRS Identification
     Nos. of Above Persons (entities only)

     1272562 Ontario Inc.
---------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) (X)
     (b) ( )
---------------------------------------------------------------------------
(3)  SEC Use Only

---------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)

     WC
---------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ( )

---------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Ontario, Canada
---------------------------------------------------------------------------
                               (7)     Sole Voting Power

                                       12,000
                              ---------------------------------------------
          Number of            (8)     Shared Voting Power
     Shares Beneficially
           Owned                       3,275,000
          by Each             ---------------------------------------------
         Reporting             (9)     Sole Dispositive Power
         Person With
                                       12,000
                              ---------------------------------------------
                               (10)    Shared Dispositive Power

                                       3,275,000
---------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,548,500 (See Item 5 herein)
---------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11)

     Excludes Certain Shares (See Instructions) ( )
---------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.44% (See Item 5 herein)
---------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     CO
---------------------------------------------------------------------------

CUSIP NO. 496904103                      13D
---------------------------------------------------------------------------
(1)  Name of Reporting Persons. IRS Identification
     Nos. of Above Persons (entities only)

     Terence M. Kavanagh
---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) (X)
     (b) ( )
---------------------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)

     PF
---------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ( )

---------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Canada
---------------------------------------------------------------------------
                               (7)     Sole Voting Power

                                       113,500
                              ---------------------------------------------
          Number of            (8)     Shared Voting Power
     Shares Beneficially
           Owned                       3,299,000
          by Each             ---------------------------------------------
         Reporting             (9)     Sole Dispositive Power
         Person With
                                       113,500
                              ---------------------------------------------
                               (10)    Shared Dispositive Power

                                       3,299,000
---------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,548,500 (See Item 5 herein)
---------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions) (X)

     (See Item 5 herein)
---------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.44% (See Item 5 herein)
---------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN
---------------------------------------------------------------------------

CUSIP NO. 496904103                      13D
---------------------------------------------------------------------------
(1)  Name of Reporting Persons. IRS Identification
     Nos. of Above Persons (entities only)

     Gregory P. Hannon
---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) (X)
     (b) ( )
---------------------------------------------------------------------------
(3)   SEC Use Only

---------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)

      PF
---------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ( )

---------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Canada
---------------------------------------------------------------------------
                               (7)     Sole Voting Power

                                       108,000
                              ---------------------------------------------
          Number of            (8)     Shared Voting Power
     Shares Beneficially
           Owned                       3,303,000
          by Each             ---------------------------------------------
         Reporting             (9)     Sole Dispositive Power
         Person With
                                       108,000
                              ---------------------------------------------
                               (10)    Shared Dispositive Power

                                       3,303,000
---------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      3,548,500
---------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions) (X)

      (See Item 5 herein)
---------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

      6.44%
---------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

      IN
---------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to the shares ("Shares") of common stock, no par value, of Kingsway Financial Services Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 7120 Hurontario Street, Suite 800, Mississauga, Ontario, Canada L5W 0A9.

ITEM 2. IDENTITY AND BACKGROUND

      The persons filing this statement are Oakmont Capital Inc., an Ontario corporation ("Oakmont"), E.J.K. Holdings Inc., an Ontario corporation ("EJK"), 1272562 Ontario Inc., an Ontario corporation ("1272562"), and Gregory P. Hannon and Terence M. Kavanagh, each of whom are citizens of Canada (collectively, the "Reporting Persons"). The principal business address and the address of the principal office of each of the Reporting Persons is 45 St. Clair Avenue West, Suite 400, Toronto, Ontario, Canada M4V 1K9.

      Oakmont, EJK and 1272562 are primarily engaged in the business of investing in securities. Each of EJK and 1272562 owns 50% of the outstanding voting stock of Oakmont. Terence M. Kavanagh owns all of the voting stock of EJK. Gregory P. Hannon owns all of the capital stock of 1272562. Terence M. Kavanagh's present principal occupation or employment is acting as President, Treasurer and a Director of Oakmont. Gregory P. Hannon's present principal occupation or employment is acting as Vice President and Secretary and a Director of Oakmont.

      The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Oakmont, EJK and 1272562 is set forth in Schedule A attached hereto.

      Neither Oakmont, EJK, 1272562, Mr. Kavanagh, Mr. Hannon, nor any executive officer or director of Oakmont, EJK or 1272562 has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

      Oakmont, EJK, 1272562, Mr. Kavanagh and Mr. Hannon may be regarded as a group (the "Group") for purposes of Rule 13d-5 under the Securities Exchange Act of 1934.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The aggregate purchase price of the 3,548,500 Shares purchased by the Reporting Persons was Cdn $26,114,475.05 (including commissions). The source of funding for the purchase of these Shares was general working capital of each of Oakmont, EJK and 1272562 and personal funds of each of Messrs Kavanagh and Hannon.

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Persons have acquired the Shares of the Issuer for investment purposes. In that connection, the Reporting Persons may have their representative meet with management, directors or other shareholders of the Issuer from time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional shares of the Issuer as they deem appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, the Reporting Persons may dispose of some or all of their Shares in the open market, in privately negotiated transactions or otherwise. Except as described herein, no Reporting Person has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the close of business on February 26, 2009, the Reporting Persons may be deemed to beneficially own, in the aggregate, 3,548,500 Shares, representing approximately 6.44% of the Issuer's outstanding Shares (based upon the Shares stated to be outstanding as of December 31, 2008 by the Issuer in its press release on Form 6-K, furnished to the Securities and Exchange Commission on February 20, 2009).

      (b) Oakmont has sole voting power and sole dispositive power with respect to the 3,275,000 Shares that it owns directly. Oakmont may be deemed to be a beneficial owner of the balance of the 3,548,500 Shares beneficially owned by the Group, by virtue of its participation in the Group.

            EJK has sole voting power and sole dispositive power with respect to the 24,000 Shares that it owns directly. EJK has shared voting power and shared dispositive power with respect to the 3,275,000 Shares owned directly by Oakmont, by virtue of EJK's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. EJK may be deemed to be a beneficial owner of the balance of the 3,548,500 Shares beneficially owned by the Group, by virtue of its participation in the Group.

            1272562 has sole voting and sole dispositive power with respect to 12,000 Shares that it owns directly. 1272562 has shared voting power and shared dispositive power with respect to the 3,275,000 Shares owned directly by Oakmont, by virtue of its ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. 1272562 may be deemed to be a beneficial owner of the balance of the 3,548,500 Shares beneficially owned by the Group, by virtue of its participation in the Group.

            Mr. Kavanagh has sole voting power and sole dispositive power with respect to 107,500 Shares owned through a self-directed Retirement Savings Plan, 5,500 Shares owned directly and 500 Shares owned directly by a trust for his nephew (Mr. Kavanagh is the sole trustee). Mr. Kavanagh has shared voting power and shared dispositive power with respect to the following Shares:

            (i) the 24,000 Shares owned directly by EJK, by virtue of Mr. Kavanagh's ownership of all of the outstanding voting stock of EJK; and

            (ii) the 3,275,000 Shares owned directly by Oakmont, by virtue of Mr. Kavanagh's ownership of all the outstanding voting stock of EJK, and EJK's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont.

Mr. Kavanagh may be deemed to be a beneficial owner of the balance of the 3,548,500 Shares beneficially owned by the Group, by virtue of his participation in the Group.

      Mr. Kavanagh's sister owns directly and through a registered retirement savings account 58,000 Shares and his mother owns, directly and through a Retirement Income Fund, 60,000 Shares, as to which Mr. Kavanagh disclaims beneficial ownership.

      Mr. Hannon has sole voting power and sole dispositive power with respect to the following Shares:

            (i) the 90,000 Shares owned directly by him or through a self-directed Retirement Savings Plan; and

            (ii) the 18,000 Shares owned directly by two trusts for Mr. Hannon's children; Mr. Hannon is the sole trustee of each such trust.

Mr. Hannon has shared voting power and shared dispositive power with respect to the following Shares:

            (iii) the 12,000 Shares owned directly by 1272562, by virtue of Mr.
                  Hannon's ownership of all of the outstanding voting stock of 1272562;

            (iv) the 16,000 Shares owned directly by Gilter Inc., an Ontario corporation of which all of the outstanding voting stock is owned by the Gregory Hannon Family Trust, of which Mr. Hannon is one of two trustees; and

            (v) the 3,275,000 Shares owned directly by Oakmont, by virtue of his ownership all of the capital stock of 1272562, and 1272562's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont.

Mr. Hannon may be deemed to be a beneficial owner of the balance of the 3,548,500 Shares beneficially owned by the Group, by virtue of his participation in the Group.

      Mr. Hannon's spouse owns directly 55,000 Shares, as to which Mr. Hannon disclaims beneficial ownership.

      (c) The following table sets forth all transactions with respect to Shares effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

                                             Amount of
                             Date of         Common        Price Per         Where and How
                             Transaction:    Shares        Common Share:     Effected:
Transaction                                  Purchased
Effected By:                                 (Sold):
---------------------------- --------------- ------------- ----------------- -----------------
Oakmont Capital Inc.         12/29/08        16,200        $       5.31      Open Market

Oakmont Capital Inc.         12/29/08        100           $       5.45      Open Market

Oakmont Capital Inc.         12/30/08        7,400         $       5.65      Open Market

Oakmont Capital Inc.         12/30/08        13,600        $       6.11      Open Market

Oakmont Capital Inc.         12/31/08        4,000         $       6.30      Open Market

Oakmont Capital Inc.         2/26/09         500,000       $       2.50      Open Market

Oakmont Capital Inc.         2/26/09         500,000       $       2.50      Open Market

T. Kavanagh RSP              12/31/08        3,300         $       6.70      Open Market

T. Kavanagh RSP              12/31/08        6,300         $       6.35      Open Market

T. Kavanagh RSP              12/31/08        400           $       6.14      Open Market

T. Kavanagh RSP              2/23/09         6,500         $       2.90      Transferred from
                                                                             stock account
T. Kavanagh RSP              2/24/09         6,000         $       2.72      Open Market

T. Kavanagh                  2/23/09         (6,500)       $       2.90      Transferred to
                                                                             Retirement
                                                                             Savings Plan

EJK                          2/24/09         (6,000)       $       2.72      Open Market

L. Winchell                  2/25/09         16,000        $       2.70      Open Market
(Mr. Kavanagh's sister)


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


      Except as described herein, none of the Reporting Persons nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement of the Reporting Persons

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 5, 2009

                                    OAKMONT CAPITAL INC.


                                    By /s/ Terence M. Kavanagh
                                       ------------------------------------
                                       Terence M. Kavanagh
                                       President


                                    E.J.K. HOLDINGS INC.


                                    By /s/ Terence M. Kavanagh
                                       ------------------------------------
                                       Terence M. Kavanagh
                                       President


                                    1272562 ONTARIO INC.


                                    By /s/ Gregory P. Hannon
                                       ------------------------------------
                                       Gregory P. Hannon
                                       President


                                    /s/ Terence M. Kavanagh
                                    ---------------------------------------
                                    Terence M. Kavanagh



                                    /s/ Gregory P. Hannon
                                    ---------------------------------------
                                    Gregory P. Hannon

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS


      The following sets forth the name, position and principal occupation of each director and executive officer of Oakmont, EJK and 1272562. Each such person is a citizen of Canada. The business address of each such person is 45 St. Clair Avenue West, Suite 400, Toronto, Ontario, Canada M4V 1K9. To the best of the Reporting Persons' knowledge, except as set forth in this Statement on
Schedule 13D, none of the directors or executive officers of the Reporting Person owns any Shares of the Issuer.


 REPORTING                                                        PRINCIPAL
   PERSON           NAME                 POSITION                OCCUPATION
 ---------          ----                 --------                ----------
Oakmont  Terence M. Kavanagh  President; Treasurer; Director       See Item 2 herein

         Gregory P. Hannon    Vice President; Secretary; Director  See Item 2 herein

EJK      Terence M. Kavanagh  President; Director                  See Item 2 herein

1272562  Gregory P. Hannon    President; Director                  See Item 2 herein


                                                                       EXHIBIT 1
                                FILING AGREEMENT
                                      AMONG
                              OAKMONT CAPITAL INC.
                                       AND
                              E.J.K. HOLDINGS INC.
                                       AND
                              1272562 ONTARIO INC.
                                       AND
                               TERENCE M. KAVANAGH
                                       AND
                                GREGORY P. HANNON

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Kingsway Financial Services Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 5th day of March, 2009.


                                    OAKMONT CAPITAL INC.


                                    By /s/ Terence M. Kavanagh
                                       ------------------------------------
                                       Terence M. Kavanagh
                                       President


                                    E.J.K. HOLDINGS INC.


                                    By /s/ Terence M. Kavanagh
                                       ------------------------------------
                                       Terence M. Kavanagh
                                       President


                                    1272562 ONTARIO INC.


                                    By /s/ Gregory P. Hannon
                                       ------------------------------------
                                       Gregory P. Hannon
                                       President


                                    /s/ Terence M. Kavanagh
                                    ---------------------------------------
                                    Terence M. Kavanagh


                                    /s/ Gregory P. Hannon
                                    ---------------------------------------
                                    Gregory P. Hannon